UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Forgehouse, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

346299 10 0
(CUSIP Number)

John Britchford-Steel
ForgeHouse, Inc.
1575 Northside Drive Building 300, Suite 375
Atlanta, Georgia 30318
(707) 923-7765
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Randolf W. Katz
Bryan Cave LLP
1900 Main Street, Suite 700
Irvine, CA 92614
(949) 223-7103

January 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
□

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

1.	NAMES OF REPORTING PERSONS: TWE International, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): □

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia

7. SOLE VOTING POWER: 8,820,000
NUMBER OF
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 0
OWNED BY
EACH
REPORTING	9. SOLE DISPOSITIVE POWER: 0
PERSON
WITH
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,820,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

31.5%

14.	TYPE OF REPORTING PERSON: PN

1.	NAMES OF REPORTING PERSONS: John Britchford-Steel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED: PURSUANT TO ITEM 2(d) OR 2(e) □

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

7. SOLE VOTING POWER: 341,000
NUMBER OF
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 0
OWNED BY
EACH
REPORTING	9. SOLE DISPOSITIVE POWER: 341,000
PERSON
WITH
10. SHARED DISPOSITIVE POWER: 8,820,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,161,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

32.32%

14.	TYPE OF REPORTING PERSON: IN

1.	NAMES OF REPORTING PERSONS: Jose Alonso

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED: PURSUANT TO ITEM 2(d) OR 2(e) □

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER: 186,000
NUMBER OF
SHARES
BENEFICIALLY	8. SHARED VOTING POWER: 0
OWNED BY
EACH
REPORTING	9. SOLE DISPOSITIVE POWER: 186,000
PERSON
WITH
10. SHARED DISPOSITIVE POWER: 8,820,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

31.95%

14.	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D

CUSIP No. 346299 10 0

Item 1. Security and Issuer.
The class of securities to which this Statement relates is the common stock, par value $0.001 per share (“Common Stock”) of ForgeHouse, Inc. (the “Company”), a Nevada corporation with principal executive offices at 1575 Northside Drive Building 300, Suite 375, Atlanta, Georgia 30318.

Item 2. Identity and Background.
(a)-(c) The required information about each of the Reporting Persons is set forth below.
(1) TWE International, LLC, whose business address is 5890 Hershinger Close, Duluth, Georgia 30097, is organized under the laws of the State of Georgia. Its principle business is as a holding company.
(2) John Britchford-Steel, whose business address is 5890 Hershinger Close, Duluth, Georgia 30097, is currently a Director and the Chief Executive Officer of the Company.
(3) Jose Alonso, whose business address is 305 Antler Way, Alpharetta, Georgia 30005, is currently the Chief Operating Officer of the Company.
(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.
(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) John Britchford-Steel is a citizen of the United Kingdom, and John Alonso is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares beneficially owned by each Reporting Person were acquired in connection with an Agreement and Plan of Exchange, dated as of January 31, 2008 (the “Exchange Agreement”), by and among the members (“Members”) of ForgeHouse, LLC, a Georgia limited liability company (“FH Private”), and the Company, pursuant to which the Company acquired the outstanding interests of FH Private owned by the Members (the “Exchange”).

The sole consideration for each Reporting Person’s shares of Company stock was interest in FH Private, or, in the case of shares underlying stock options, such options were granted in connection with such person’s status as an executive officer or director of the Company.

Item 4. Purpose of Transaction

The purpose of the Exchange was the acquisition of FH Private by the Company and the consequent change in the composition of the Board of Directors.

SCHEDULE 13D

CUSIP No. 346299 10 0

Item 5. Interest in Securities of the Issuer

(a) and (b) As of January 31, 2008, the date on which the transactions contemplated by the Exchange (as described above) closed, TWE International, LLC, became the registered and beneficial owner of 8,820,000 shares of the issuer's common stock. Such number of shares represents approximately 31.5% of the shares of the Company. Effective as of such closing, John Britchford-Steel became the beneficial owner of 9,161,000 shares of the issuer's common stock, which includes 341,000 shares that can be acquired by Mr. Britchford-Steel within 60 days of the date of this Schedule. Such number of shares represents approximately 32.32% of the shares of the Company. Effective as of such closing, Jose Alonso became the beneficial owner of 9,006,000 shares of the issuer's common stock, which includes 186,000 shares that can be acquired by Mr. Alonso within 60 days of the date of this Schedule. Such number of shares represents approximately 31.95% of the shares of the Company. TWE International, LLC has the sole power to vote the shares of Common Stock registered in its name and Messrs Britchford-Steel and Alonso share the power to dispose of such shares. Further, Mr. Britchford-Steel has the sole power and authority to vote and dispose of the above-referenced 341,000 shares. Mr. Alonso has the sole power and authority to vote and dispose of the above-referenced 186,000.

(c) The 8,820,000 shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Company on January 31, 2008, in connection with the Exchange. The remaining shares were acquired by each of Messrs. Britchford-Steel and Alonso in connection with certain options granted to them pursuant to the terms of their respective employment agreements entered into as of the closing of the transactions contemplated by the Exchange.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits

The Exchange Agreement is incorporated herein from Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 7, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008	/s/ John Britchford-Steel
Name: John Britchford-Steel
Title: Manager of TWE International, LLC

February 11, 2008	/s/ John Britchford-Steel
Name: John Britchford-Steel

February 11, 2008	/s/ Jose Alonso
Name: Jose Alonso